SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

2021 Variable Compensation Program (RVA)

RULES OF ANNUAL VARIABLE COMPENSATION PROGRAM

OF ELETROBRAS COMPANIES’ OFFICERS

YEAR 2021

1	PURPOSE

1.1       The object of these rules is to establish the ANNUAL VARIABLE COMPENSATION PROGRAM OF OFFICERS – RVA for the year of calculation of RESULTS in order to encourage their productivity, in keeping with Article 152 of Law 6404, dated December 15, 1976, of Decree No. 8945/2016, Article 37, Paragraph Five, as well as other applicable legal provisions.

Sole Paragraph - RVA is restricted to the Executive Board of Eletrobras companies and does not include Directors.

1.2       The definition of anchoring RVA to the RESULTS of indicators as to the goals set, in a manifest connection with PDNG – Business Master Plan, and PNG’s – Business and Management Plans, for the time span from 2021 to 2025 aims to channel the efforts of the company’s managers in furtherance of the strategic goals defined for a five-year period, rewarding a management that enhances the company’s sustainability over time, thus adding value for all stakeholders.

2	GENERAL

2.1       It is understood that the amount to be distributed as RVA, which is calculated as defined in item 5, will be paid in cash and in installments in arrears, based on the fees in force on the date of payment (provided that the company actually makes their VARIABLE COMPENSATION payment), not including one twelfth of the 13th salary and paid vacation duties, except for the specific treatment given to RVA payments of the Holding, which will be made by means of a stock-based instrument, as provided in item 8.7 and its subitems in this rule.

2.2       RVA is not subject to the Resolution of the Coordination and Control Board of State-Owned Companies – CCE No. 10, dated May 30, 1995 and, therefore, does not compete with the Profit and/or Result Sharing of employees within the threshold of 25% of the dividends.

2.3       The payment of RVA for the year of calculation of RESULTS by the companies participating in the program will be subject to the following situations:

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2021 Variable Compensation Program (RVA)

Paragraph 1 If the company has a positive net income in the year for calculating the RESULTS.

Paragraph 2 If at least the mandatory dividend is paid to the shareholders of the company to which the Officer or CEO is connected, as established in Article 152 of Law 6404/76.

Paragraph 3 The full distribution of dividends defined at the Shareholders’ Meeting or equivalent.

Paragraph 4 Actual distribution of PLR to employees.

Paragraph 5 Be contained within the global compensation threshold of Officers approved by Sest – Office of Coordination and Governance of State-Owned Companies.

Paragraph 6 The company that maintains retained losses even after the occurrence of positive net income in the year under assessment, or that posts loss in the year, cannot pay RVA.

Paragraph 7 The actual payment of RVA is subject to the company’s financial availability, while the right to receive remains unchanged, and the taking out of a loan for its payment being precluded.

Paragraph 8 For the purpose of calculating RVA, considering indicators with achievement of goals lower than 80% or with a payment factor (Fpi) lower than 50% will not be allowed.

Paragraph 9 Bonus payment of up to three (3) fees for excelling goals will be awarded if at least 95% of the payment factor (Fpi) is reached in all goals. If this requirement is not met, the maximum amount awarded will account for nine (9) fees.

Paragraph 10 It will be the responsibility of each company to pay RVA to their respective Officers.

Paragraph 11 The internal audit department will be responsible for reporting on compliance with the rules, including with regard to deferral and payments made.

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2021 Variable Compensation Program (RVA)

3	REQUIREMENTS FOR PAYMENT

3.1       The amount of up to 12 fees (9 fees + 3 bonus fees) to be distributed in each company to its Officers as RVA will be calculated according to the ascertainment of the results addressed in item 5.

3.2       Considering the existence of goals and weights per company and by Board, there may be a difference in compensation between Officers of the same company and of different companies.

3.3       The total amount to be received by the Executive Board will be limited to 10% of the company’s own Net Income, under the terms of Article 152 of Law 6404/76.

4	INDICATORS AND GOALS

4.1       This program is structured based on goals for Results indicators. These are Indicators connected to PDNG – Business and Management Master Plan and CMDE – Contract for Business Performance Goals, in addition to those for Evaluation of Officers, Sest Compliance, and Project Success (pertaining to the business units). Each board will have at least one project chosen for follow-up as concerns RVA, monitored by the Corporate Project Management Office.

4.2       The indicators, their goals, protocols, and related weights are shown in the annexes standardized by SEST for each Eletrobras company that, coupled with these rules, make up RVA.

4.3       In case of change to the indicators that make up the current RVA, relevant justifications should be included in a Technical Note to be submitted to SEST.

5	ASCERTAINMENT OF RESULTS

5.1       The illustrative table below will be used to present the methodology for calculating the RVA result:

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2021 Variable Compensation Program (RVA)

a	b	d	e	f	g	h	i
Level	Indicator	Weight	Goal	Accomplished	% of Achievement	Fpi	Fpi x Pi

Corporate (Strategic)	Indicator 1	15%
	Indicator 2	20%
	Indicator 3	10%
	Indicator 4	15%
	Indicator 5	10%
	Indicator 6	10%

Collective Board	Indicator 7	5%
	Indicator 8	5%

Tactical/Operational Business Unit	Indicator 9	10%

Weighted Percentage of Goal Achievement per Board (Total Σ (Fpi x Pi))
Individual Amount of RVA to be paid per Board (H x Σ(Fpi x Pi))

5.2       The RVA amount will be calculated as follows:

5.2.1	Firstly, the “% of achievement” of the goal (column g) of each indicator should be calculated, that is, the amount accomplished for each indicator against the established goal.

5.2.2	Then, the goal achievement % for each goal should be used to calculate the Payment Factor – Fpi (column h) of the respective indicator, according to the ruler that is established in annex I of SEST letter. As for the Sest Compliance indicators, as well as for the index of Strategic Alignment IAE – CMDE, calculating the “% of achievement” is unnecessary, and the result should be attributed to Fpi directly in the respective ruler.

5.2.3	Bonus payment for excelling goals will be awarded if, in all indicators, at least 95% of the payment factor (Fpi) is achieved. If this requirement is not met, Fpi of each indicator will be limited to 100%.

5.2.4	Once the Payment Factor - Fpi (column h) has been defined, the next step is to calculate the product Fpi by Weight – Pi (column d) defined for each indicator, Fpi x Pi (column i).

5.2.5	The sum of the multiplications of all the lines of the indicators will account for the Weighted Percentage of Goal Achievement per Board = ∑ (Fpi x Pi).

5.2.6	Lastly, the amount of RVA to be paid per Board will be the Weighted Percentage by the number of fees (H) defined by Sest for the company in the base year, H x ∑ Fpi x Pi. For the 2021 RVA Program, the payment of 9 fees (H) + 3 bonus fees is foreseen, totaling up to 12 fees, according to the conditions provided in item 2.3.

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2021 Variable Compensation Program (RVA)

5.2.7	Should the participant accumulates more than one Board, the average of the results obtained in the respective Boards will be calculated for the purposes of the business unit indicator.

6	QUALIFICATION - AUDIT REQUEST

6.1	This rule applies exclusively to 2021 RVA over the period from January 01, 2021 to December 31, 2021.

6.2	This deflator is applicable to Officers of the Executive Management Bodies of Eletrobras Companies, which have organizational units in pending situation with the Internal Audit.

6.3	The appointments/resignations of Officers that occur over a certain period will be considered for attributing the actual responsibility for the pending situation.

6.4	RVA deflator will comply with the following criteria:

Internal Audit Recommendations and/or Determinations of Control Bodies not implemented	RVA Deflator
Up to one (01)	5%
from two (02) to five (05)	10%
more than five (05)	15%

6.5	For purposes of ascertaining the discount deflator percentage, the following points will be considered, providing that they are classified as medium or high criticality:

6.5.1	Internal audit recommendations not implemented and expired in the 2nd term extension, on the base date of December 31, 2021, of the organizational units that make up each Executive Management Body.

6.5.2	Internal audit recommendations not implemented and expired in the initial term, with no statement by managers regarding requests for extension of term, on the base date of December 31, 2021, of the organizational units that make up each Executive Management Body.

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2021 Variable Compensation Program (RVA)

6.5.3	The Measure Plans not responded to because of omission of the managers of the organizational units that make up each Executive Management Body, from two consecutive months, within the period between January 01, 2021 and December 31, 2021.

6.5.4	Determinations and recommendations of TCU – Federal Accounting Court, and recommendations of CGU – Office of the Federal Controller General, not implemented within the term, on the base date of December 31, 2021, with the requests for extensions before such Control Bodies having been exhausted (non-cumulative).

6.6	Any decision to apply the RVA discount deflator will be made within the scope of the Board of Directors of Eletrobras Companies.

7	MEASURING THE DEGREE OF COMPLIANCE WITH GOAL PLAN

7.1       The Management and Sustainability Board will follow up and ascertain the results of the indicators and projects of this program against the goals set, coupled with the divisions in the Eletrobras companies that also participate in the RVA program.

7.2       Eletrobras’ Board of Directors is responsible for approving the RVA program, which includes the Rule, indicators, goals, justifications, category weights, corporate indicator weights, and projects related to each Officer.

7.3       The internal audit and the Board of Directors will be expressly responsible for validating compliance with the goals and rules of RVA Program.

7.4       Eletrobras, through the division responsible for managing the RVA Program, will forward to each company the result of measuring the agreed goals.

7.5       If there is a need to adjust the scope of the RVA project, so that this adjustment impacts the measurement of any of the “performance indicators” of the project’s ISP (IDP, IDCo, and IDB – project term indicator, project budgeted cost indicator, and project benefit indicator), this adjustment should be described in detail through a “change request,” which, to be implemented in the project, should have the approval of the project leader, approver, and sponsor, and should also be approved by the Board of Directors of the company in which the RVA project is implemented.

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7.6       The project changes described above may only be carried out until the month of September of the current year, with the respective approval of the company’s Board of Directors.

8	PAYMENT

8.1       The payment of RVA may be made after the payment of the PLR — Profit and Result Sharing and the dividends approved at the Shareholders’ Meeting, being deferred in five (05) years as shown in the table below and provided for in the accounts.

Payment in Arrears	Program	Year +1	Year +2	Year +3	Year +4	Year +5
	Program of Base Year	60%
			10%
				10%
					10%
						10%

8.2       The payment of the installments in arrears of the Year +2, Year +3, Year +4 and Year +5 in each company will be conditioned to the fulfillment of the commitments it has undertaken in regard to the payment of PLR and of the dividends approved in the Shareholders’ Meeting pertaining to the year of ascertainment of RESULTS, in accordance with paragraphs 2, 3 and 4 of item 2.3 of this rule.

8.3       In the years following the base year, in the event of a loss, the installment in arrears will not be paid.

8.4       In the years subsequent to the base year, in the event of a reduction lower than 20% of the net income vis-à-vis the base year of the RVA that resulted in the right to payment, the amount of the installment in arrears will be fully paid.

8.5       In the years subsequent to the base year, in the event of a reduction greater than 20% of the net income vis-à-vis the base year of the RVA that resulted in the right to payment, the amount of the installment in arrears will be paid in equal proportion to such reduction.

8.6       The payment will keep proportionality to the period actually worked by the participants over the year of ascertainment of the RESULTS.

8.7	From the amount of RVA calculated, for the CEO and each Officer:

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8.6.1	For Eletrobras companies, including the Holding, 60% will be paid in cash, based on the fee in force on the payment date, in the first accounting year following the achievement of the goals (Year +1); and

8.6.2	The remaining 40% of the installments in arrears will be paid based on the fee in force on the payment date, as defined in item 8.1.

8.8       For the Holding, payments of installments deferred between Year +2 and Year +5 will be made through a stock-based instrument, in compliance with items 8.1, 8.2 and 8.3, calculated as follows:

A)	The company’s average unit share price is calculated considering the last 60 trading sessions of the accounting year prior to the RVA Program, considering the average prices of ON and PN shares, weighted by the weight of capital;
B)	The amount of RVA that each manager will be entitled to is divided by the average share price to obtain the number of reference shares;
C)	The amount to be paid for each of the installments deferred between Year +2 and Year +5 will be calculated by the number of corresponding reference shares, multiplied by the average price of the company’s unit share considering the last 60 trading sessions of the accounting year relative to the year of the installment in arrears, according to the proportion defined in item 8.1.
D)	In all cases above, outliers will be removed from the sample of 60 trading sessions, considering 90% confidence for the normal distribution.

9	ADDITIONAL / DISCOUNT - CAPITALIZATION DEMAND INDEX

9.1 It is possible to trigger an additional or discount of, respectively, up to 30% upward or downward when reaching the goal, according to the table below:

Additional	Up to 30% to be applied to the sum of the product between the Fpi of each indicator and its respective weight
Deflator	Up to 30% to be applied to the sum of the product between the Fpi of each indicator and its respective weight

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9.2       The percentage of an additional or discount will be calculated through the achievement of each company in the indicator “Capitalization Demand Index,” which consists of up to 5 sub-indicators relative to the capitalization project.

9.3       The Capitalization Project team will define the number of demands and the period of fulfillment of each sub-indicator.

9.4       The certificate on whether or not the demands have been fulfilled will be prepared by the team that coordinates the Capitalization Project.

9.5       To obtain the “% of accomplishment in IDC”, the average range for the 5 sub-indicators (accordingly) will be ascertained, and then matched in the ruler below:

% Of Accomplishment in IDC			% of Additional / Deflator	Additional / Deflator
	X =	100%	100%	Additional of up to 30% to be applied to the sum of the product between the Fpi of each indicator and its respective weight
99.0%	< x <	99.9%	99%
98.0%	< x <	98.9%	98%
97.0%	< x <	97.9%	97%
96.0%	< x <	96.9%	96%
95.0%	< x <	95.9%	95%
90.0%	< x <	94.9%	75%
80.0%	< x <	89.9%	50%
60.0%	< x <	79.9%	-25%	Deflator of up to 30% to be applied to the sum of the product between the Fpi of each indicator and its respective weight
40.0%	< x <	59.9%	-50%
20.0%	< x <	39.9%	-75%
	<	19.9%	-100%

9.6       If the “% of accomplishment of IDC” is less than 80%, the “% of deflator” and 30% will be multiplied, in order to ascertain the discount of up to 30% to be applied to the sum of the product between the Fpi of each indicator and its respective weight.

9.7       If the “% of accomplishment of IDC” is greater than 80%, the "% of additional” and 30% will be multiplied, in order to ascertain the increase of up to 30% to be applied in the sum of the product between the Fpi of each indicator and its respective weight.

9.8       In the case of triggering an additional, the difference obtained between the amount measured in 2021 RVA with the application of the additional and the amount measured in 2021 RVA without the application of the additional will be paid in the cash installment of 2021 RVA.

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9.9       The amount resulting from the application of the additional is subject to the limitation of nine (9) fees, even if at least 95% of payment factor (Fpi) has not been reached in all goals.

9.10    Despite the possibility of the additional, 2021 RVA remains limited to twelve (12) fees.

10	FOLLOW-UP

10.1    RVA will be followed up by the parties at periodic meetings to be held at intervals not exceeding three (03) months and will be treated confidentially, being restricted to the Executive Board and the Board of Directors of each company and of the Holding.

10.2    After payment of RVA, a report containing the result and analysis of accomplishment of the goals pertaining to the year of these rules, as well as the payment made to each member of the Executive Board, will be forwarded to the Secretariat of Coordination and Governance of State-Owned Companies – SEST.

11	TERMINATION CONDITIONS

11.1    Termination upon initiative of the Officer or the Company: the participant is entitled to receive for the current year and other installments, in accordance with the maintenance of the results provided for in item 8.

11.2    The exception to item 10.1 occurs in cases of resignation for inappropriate conduct, in which the dismissed Officer will not be entitled to any installment of the Program.

11.3    For the purpose of calculating the RVA due to the Officer who has left or entered the base year in order to ascertain the RESULTS, the same results of the indicators calculated for the Board object of the movement will be used.

12	EFFECTIVENESS

All provisions of this RVA rules will remain in force as long as there are installments in arrears to be managed.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.